SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa

Grandes ideias para viver bem

Earnings Release 2Q10

Gafisa Reports Results for Second Quarter 2010

--- Launches grew to R$1.0 billion in the quarter and R$1.7 billion in the 1H10, 61% and 118% higher, respectively, than the same periods of 2009 ---
--- Revenues increase to R$ 927 million, a 31% increase over R$ 706 million in 2Q09 ---
--- Adjusted EBITDA grew to R$184 million from R$111 million in 2Q09, on Adjusted EBITDA Margin of 19.8% versus 15.8% in 2Q09 ---

IR Contact

FOR IMMEDIATE RELEASE - São Paulo, August 3rd , 2010 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the second quarter ended June 30, 2010.

Commenting on results, Wilson Amaral, CEO of Gafisa, said “I am very pleased with our second quarter operating results which demonstrate our ability to not only capitalize on the power and recognition of our strong brands in the market, but also leverage our operating scale throughout the organization. The growth trajectory of sales continued, achieving R$ 890 million during the quarter, with especially strong interest in our mid to high product segments of Gafisa and Alphaville. As planned, we picked up our launch pace of new developments to R$1,008 million for the quarter, and we expect to continue increasing this pace throughout the remainder of the year. Our adjusted EBITDA for the quarter was R$ 184 million with a margin of 19.8%, a marked improvement over last year’s 15.8% during the same period. This reflects improved SG&A ratios including Tenda’s synergies and the emergent strength of the mid to high end segments where we have been able to increase prices to compensate for rising costs in some areas, resulting in improved gross, adjusted EBITDA, and backlog margins.”

Amaral added, “All sectors of the market continue to benefit from growth of the Brazilian economy, which resulted in the expansion of real wages, record low unemployment rates of 7% for the month of June and strong consumer confidence. We are especially well positioned to gain share with our portfolio of brands that serve all segment of the population. Tenda continues to be well positioned to benefit from the MCMV program with one of the lowest average price points of the industry (R$ 110/unit launched in the 1H10). Access to housing credit is expanding also reflecting efficiency improvements at Caixa, which through June 26 processed over 226 thousand contracts under MCMV in 2010, valued at R$17.6 billion as compared to a total of 275.5 thousand contracts valued at R$14.1 billion for full year 2009. Tenda is poised to be one of the leading providers of housing to this segment while our other brands continue to be extremely popular among the mid to high segment of the Brazilian population.”

2Q10 - Operating & Financial Highlights

  Consolidated launches totaled R$ 1.0 billion for the quarter, a 61% increase over 2Q09. Tenda’s launched R$ 290 million in the quarter, and R$ 587 million in the 1H10, 206% higher than 1H09.

  Pre-sales reached R$ 890 million for the quarter, a 7% increase as compared to 2Q09 or 25% increase when comparing 1H10 with 1H09.

  Net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 31.4% to R$ 927.4 million from R$ 705.8 million in the 2Q09, reflecting a strong pace of execution.

  Adjusted EBITDA reached R$ 184 million with a 19.8% margin, a 66% increase when compared to Adjusted EBITDA of R$ 111.3 million reached in the 2Q09, mainly due to the strong performance in all segments and better SG&A ratios.

  Net Income before minorities, stock option and non recurring expenses was R$ 114.1 million for the quarter (12.3% adjusted net margin), an increase of 41% compared with the R$ 81.1 million in the 2Q09.

  The Backlog of Revenues to be recognized under the PoC method rose 9% to R$ 3.2 billion from R$ 2.9 billion reached in the 2Q09. The Margin to be recognized improved 125 bps to 36.4%.

  Gafisa’s consolidated land bank totaled R$15.8 billion in the 2Q10, with R$ 121 million net increase over 1Q10, reflecting the internal policy of the Company to keep an average of 2 – 3 years of land bank.

  Gafisa’s consolidated cash position reached R$ 1.8 billion at the end of June, supporting the Company’s strategy to fund and execute its growth plan.

Luiz Mauricio Garcia Rodrigo Pereira Email: ri@gafisa.com.br IR Website: www.gafisa.com.br/ir
2Q10 Earnings Results
Conference Call
Wednesday, August 4, 2010

> In English
11:00 AM US EST
12:00 PM Brasilia Time
Phones:
+1 800 860-2442 (US only)
+1 412 858-4600
(Other countries)
Code: Gafisa
> In Portuguese
09:00 AM US EST
10:00 AM Brasilia Time
Phone: +55 (11) 2188-0155
Code: Gafisa

Shares
GFSA3 – Bovespa GFA – NYSE Total Outstanding Shares: 429,348,244 Average daily trading volume (90 days1 ): R$ 110.7 million 1) Up to July 30th , 2010.

Index

CEO Comments and Corporate Highlights for 2Q10	04

Recent Developments	05

Launches	07

Pre-Sales	08

Sales Velocity	09

Operations	09

Land Bank	10

Gross Profit	12

SG&A	12

EBITDA	13

Net Income	14

Backlog of Revenues and Results	14

Liquidity	16

Outlook	17

CEO Comments and Corporate Highlights for 2Q10

The second quarter results demonstrated the strength of Gafisa’s diversified portfolio of high quality national brands, Gafisa, Alphaville and Tenda, which together serve all segments of the large and growing Brazilian housing market. We were not only focused on meeting the growing housing demand through the launch of R$1.0 billion in new developments, but also continued our drive to enhance operating efficiency which resulted in improved operating margins. A favorable macroeconomic environment and governmental and banking financial support of the industry contributed to robust demand for our housing products.

Brazilian economic indicators remained extremely favorable during the second quarter, despite the central bank’s move to tighten monetary policy in order to control inflation, following an exceptionally strong first quarter of 2010 in which GDP grew an unprecedented 9% over the previous year. A vast supply of credit and pent-up demand from homebuyers, pushed by the expansion of real wages, record low unemployment rates which fell to 7% in June, and strong consumer confidence, contributed to a very favorable environment for our industry. We expect this scenario will prevail throughout the year barring any unexpected impact to economic activity caused by the upcoming October Presidential elections.

We expect a range of public and private financial institutions to continue to supply the necessary credit to sustain a high level of growth in the sector. In the affordable housing segments, Caixa Economica Federal will continue to play a central role in stimulating growth through its participation in the Minha Casa, Minha Vida program, providing subsidies and financing from the FGTS. All this helps insolate the mortgage market from general interest rate increases. Importantly, with respect to the middle and higher income housing segments, larger private sector banks have shown an appetite for gaining a greater share of the incipient, underserved mortgage market, currently equivalent to a very low 3.2% of GDP. This increasing participation is a development that bodes well for more competitive mortgages to be offered to the expanding middle classes and beyond.

Our Gafisa and Alphaville units, which serve the middle and higher income, turned in particularly strong performances as significantly high demand allowed price increases that offset higher labor and materials costs which also contributed to higher margins. Our EBITDA margin for the quarter was 19.8%, just above the mid range of our full year guidance´s estimate (18.5% - 20.5%).

The number of developments launched in the mid- to high segments more than doubled from the previous year’s quarter. Indicative of the success of our developments was the strong demand at Gafisa’s Jardins das Orquideas, a project launched in June in São Paulo, where 89% of units were sold in the first weekend. While sales velocity is strong, we are primarily focused on an optimal combination of velocity that achieves improved margins.

While demand continues to be robust in the lower income segment, Gafisa’s business plan for the second quarter prioritized enhancing Tenda’s operating efficiency in preparation for a more aggressive sales and launch posture during the second half of the year. Among our initiatives to improve Tenda’s execution capacity was the further standardization of building processes through broader use of innovative aluminum molds that reduce the construction cycle and help mitigate rising labor costs. Another significant achievement at Tenda during the quarter was the completion of the SAP enterprise software implementation, which will allow our business structure to operate in a more integrated efficient. These measures have already started to show results over SG&A ratios.

Our cash position remains very strong with R$ 1.8 billion, which assures the company has the ability to continue at a strong pace of execution, while providing us with the flexibility to opportunistically benefit from the market dynamics and favorable economic scenario expanding all segments we serve.

Wilson Amaral, CEO -- Gafisa S.A.

Recent Developments

Improved Operating Margin – Gafisa’s improved operating margin during the quarter reflects the benefits of the Company’s national reach, broad range of quality product offerings in various market segments, strong execution capacity, as well as robust market fundamentals. Strong demand permitted higher pricing, mainly in the mid and upper middle segments, in markets such as São Paulo while improved G&A and direct selling expenses as a percentage of net revenues (from 8.4% to 5.9%, and from 7.3% to 6.6%, respectively) also contributed to higher EBITDA margin of 19.8%, more than offsetting higher labor and materials costs throughout the sector.

Successful Launching of Largest Project in Alphaville’s History – Alphaville launched the first phase of Alphaville Brasilia, the largest project in the company’s history. This first phase comprised 861 thousand m2, or 498 units. The total project area is approximately 22 million m2, compared to an area of less than 10 million m2 at the original Alphaville in Barueri. The whole project is expected to take between 15 and 20 years to develop. The successful sales velocity of this first phase (95% sold within one week) was a good testimony of the project potential.

In addition to posting strong sales numbers, the Alphaville unit extended the footprint of its well-recognized brand during the quarter, launching six new community developments with potential sales value of more than R$225 million in diverse regions throughout the country.  These included the above mentioned project in the capital city of Brasilia, the second phase of Alphaville Riberão Preto in São Paulo’s country side (182 units), Alphaville Jacuhy in the coastal city of Vitoria (168 units), and Alphaville Mossoró, a smaller project in the state of Rio Grande do Norte (93 units). Alphaville remains the largest and only national community development company in Brazil.

Use of Innovative Construction Techniques – Gafisa finished the quarter employing innovative aluminum molds in seven projects under construction, and expects to use this technology in a total of 15 projects by the end of 2010. These molds, which were first used by Tenda and shorten the construction cycle up to 1/3 of the standard time are being used in developments throughout Brazil under the Tenda brand. Under the Gafisa brand we are also testing a similar innovative technology that could reduce construction period by 6 months. Tenda’s projects include Portal do Sol, an affordable development of 416 units in Rio de Janeiro with an estimated construction cycle of just 6 months, and Grand Ville das Artes, an extensive, 1,000-unit complex in the state of Bahia. We also completed the implementation of SAP enterprise software, which began running in July. These measures have already begun to raise the overall efficiency of Tenda by mitigating rising materials costs through purchasing leverage, lowering construction time, and permitting greater integration with Gafisa’s operations and best practices.

Increased Mortgage Transfers to Caixa – Gafisa through Tenda continued ongoing efforts to streamline financial credit procedures and enhancing our relationship with Caixa Economica Federal, the mortgage lender which plays a central role in administration of the federal housing program, Minha Casa, Minha Vida. As a result, we were able to contract 6,239 units in the 2Q10 (9,027 in the 1H10), an increase of 124% when compared to the 1Q10. We have also transferred 2,515 mortgages during the 2Q10 (4,413 in the 1H10), with more than 1,000 in June alone, reflecting the monthly improvement achieved.

Tenda’s Low Average Unit Price – Tenda continues to be well positioned to meet growing demand for MCMV program. The average price per unit of Tenda is one of the lowest when compared to the universe of Brazilian listed homebuilders. In the 1H10 the average launch price per unit was R$ 109 thousand while the average sales price was R$100 thousand. Respectively 16% and 23% below the MCMV price limit. Approximately 75% of Tenda’s launches and sales had an average price per unit below R$ 130 thousand.

Operating and Financial Highlights (R$000, unless otherwise specified)	2Q10	2Q09	2Q10 vs. 2Q09 (%)	1Q10	2Q10 vs. 1Q10 (%)	1H10	1H09	1H10 vs. 1H09 (%)
Launches (%Gafisa)	1,008,528	626,282	61.0%	703,209	43.4%	1,711,738	786,525	117.6%
Launches (100%)	1,461,510	742,411	96.9%	849,874	72.0%	2,311,384	920,834	151.0%
Launches, units (%Gafisa)	4,398	2,568	71.3%	3,883	13.3%	8,281	3,219	157.3%
Launches, units (100%)	6,213	3,079	101.8%	4,141	50.0%	10,354	3,833	170.1%
Contracted sales (%Gafisa)	889,761	835,443	6.5%	857,321	3.8%	1,747,082	1,394,008	25.3%
Contracted sales (100%)	1,151,788	984,308	17.0%	1,024,850	12.4%	2,176,638	1,652,729	31.7%
Contracted sales, units (% Gafisa)	4,476	5,894	-24.1%	5,253	-14.8%	9,729	9,995	-2.7%
Contracted sales, units (100%)	5,536	6,550	-15.5%	5,955	-7.0%	11,491	11,256	2.1%
Completed Projects (%Gafisa)	631,216	263,926	139.2%	325,902	93.7%	957,118	670,426	42.8%
Completed Projects, units (%Gafisa)	4,782	3,784	26.4%	2,715	76.1%	7,497	6,431	16.6%

Net revenues	927,442	705,818	31.4%	907,585	2.2%	1,835,027	1,247,705	47.1%
Gross profit	279,492	191,353	46.1%	252,656	10.6%	532,148	345,992	53.8%
Gross margin	30.1%	27.1%	302 bps	27.8%	230 bps	29.0%	27.7%	127 bps
Adjusted Gross Margin 1)	32.8%	30.1%	271 bps	30.4%	249 bps	31.6%	30.9%	75 bps
Adjusted EBITDA 2)	183,970	111,319	65.3%	168,459	9.2%	352,429	187,963	87.5%
Adjusted EBITDA margin 3)	19.8%	15.8%	406 bps	18.6%	127 bps	19.2%	15.1%	414 bps
Adjusted Net profit 3)	114,113	81,127	40.7%	79,625	43.3%	193,737	138,182	40.2%
Adjusted Net margin 3)	12.3%	11.5%	81 bps	8.8%	353 bps	10.6%	11.1%	-52 bps
Net profit	97,269	57,768	68.4%	64,819	50.1%	162,087	94,501	71.5%
EPS (R$) 4)	0.2266	0.2216	2.2%	0.1548	46.4%	0.3775	0.3625	4.1%
Number of shares ('000 final)4)	429,348	260,676	64.7%	418,737	2.5%	429,348	260,676	64.7%

Revenues to be recognized	3,209	3,092	3.8%	2,934	9.4%	3,209	3,092	3.8%
Results to be recognized 5)	1,167	1,125	3.8%	1,030	13.3%	1,167	1,125	3.8%
REF margin 5)	36.4%	36.4%	0 bps	35.1%	125 bps	36.4%	36.4%	0 bps

Net debt and Investor obligations	1,622,787	1,486,441	9%	1,207,988	34%	1,622,787	1,486,441	9%
Cash and cash equivalent	1,806,384	1,056,312	71%	2,125,613	-15%	1,806,384	1,056,312	71%
Equity	3,545,413	1,717,246	106%	3,429,583	3%	3,545,413	1,717,246	106%
Equity + Minority shareholders	3,591,729	2,264,340	59%	3,492,889	3%	3,591,729	2,264,340	59%
Total assets	9,098,194	6,435,538	41%	8,752,813	4%	9,098,194	6,435,538	41%
(Net debt + Obligations) / (Equity + Minorities)	45.2%	65.6%	-2046 bps	34.6%	1060 bps	45.2%	65.6%	-2046 bps

1) Adjusted for capitalized interest
2) Adj. for expenses with stock options plans (non-cash),
3) Adjusted for expenses on stock option plans (non-cash), minority shareholders and non-recurring expenses
4) Adjusted for 1:2 stock split in the 1Q09
5) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638

Launches

In the 2Q10, launches totaled R$ 1.0 billion, an increase of 61% compared to the 2Q09, represented by 34 projects/phases, located in 27 cities.

45% of Gafisa launches represented a price per unit below R$ 500 thousand, while nearly 75% of Tenda’s launches had prices per unit below R$ 130 thousand. The Gafisa segment was responsible for 49% of launches, Alphaville accounted for 22% and Tenda for the remaining 29%.

Tenda’s launches comprised 29% of the total in the second quarter, and approximately 30%-35% of our full year estimate for the first half of launches in the affordable housing segment, since we have a higher than average concentration expected from Tenda in the second half of the year. The average price per unit of Tenda was R$ 109 thousand, one of the lowest average among homebuilders listed on the Bovespa.

The tables below detail new projects launched during the 2Q and 1H 2010 and 2009:

Table 1 - Launches per company per region
%Gafisa - R$000		2Q10	2Q09	Var. (%)	1H10	1H09	Var. (%)
Gafisa	São Paulo	384,072	241,308	59%	567,290	315,259	80%
	Rio de Janeiro	0	38,995	-100%	49,564	63,202	-22%
	Other	106,562	71,695	49%	183,078	111,899	64%
	Total	490,634	351,998	39%	799,932	490,360	63%
	Units	1,143	813	41%	1,886	1,291	46%

Alphaville	São Paulo	58,266	46,570	25%	155,534	46,570	234%
	Rio de Janeiro	-	35,896	-100%	-	35,896	-100%
	Other	169,218	-	-	169,218	21,881	673%
	Total	227,483	82,466	176%	324,752	104,347	211%
	Units	681	267	155%	1,033	439	135%

Tenda	São Paulo	37,727	55,757	-32%	70,398	55,757	26%
	Rio de Janeiro	57,073	-	-	106,365	-	-
	Other	195,611	136,061	44%	410,291	136,061	202%
	Total	290,411	191,818	51%	587,054	191,818	206%
	Units	2,574	1,488	73%	5,362	1,488	260%

Consolidated	Total - R$000	1,008,528	626,282	61%	1,711,738	786,525	118%
	Total - Units	4,398	2,568	71%	8,281	3,219	157%

Table 2 - Launches per company per unit price
%Gafisa - R$000		2Q10	2Q09	Var. (%)	1H10	1H09	Var. (%)
Gafisa	≤ R$500K	222,272	224,958	-1%	365,088	303,517	20%
	> R$500K	268,362	127,040	111%	434,843	186,843	133%
	Total	490,634	351,998	39%	799,932	490,360	63%

Alphaville	> R$100K; ≤R$500K	227,483	82,466	176%	324,752	104,347	211%
	Total	227,483	82,466	176%	324,752	104,347	211%

Tenda	≤ R$130K	216,666	64,079	238%	436,515	64,079	581%
	> R$130K; <R$200K	73,745	127,739	-42%	150,539	127,739	18%
	Total	290,411	191,818	51%	587,054	191,818	206%

Consolidated		1,008,528	626,282	61%	1,711,738	786,525	118%

Pre-Sales

Pre-sales in the quarter increased by 6.5% to R$ 889.8 million when compared to the 2Q09.

The Gafisa segment was responsible for 51% of total pre-sales, while Alphaville and Tenda accounted for approximately 14% and 34% respectively. Considering Gafisa’s pre-sales, 43% corresponded to units priced below R$ 500 thousand, while 74% of Tenda’s pre-sales came from units priced below R$ 130 thousand.

The tables below illustrate a detailed breakdown of our pre-sales for the 2Q and 1H 2010 and 2009:

Table 3 - Sales per company per region
%Gafisa - (R$000)		2Q10	2Q09	Var. (%)	1H10	1H09	Var. (%)
Gafisa	São Paulo	319,435	198,855	61%	521,219	345,367	51%
	Rio de Janeiro	35,693	90,905	-61%	88,434	134,738	-34%
	Other	101,131	99,910	1%	222,484	179,697	24%
	Total	456,258	389,671	17%	832,138	659,802	26%
	Units	1,088	1,123	-3%	2,038	1,850	10%

Alphaville	São Paulo	39,818	40,665	-2%	105,981	43,972	141%
	Rio de Janeiro	9,234	11,635	-21%	17,770	20,721	-14%
	Other	79,740	26,659	199%	121,685	49,645	145%
	Total	128,792	78,959	63%	245,435	114,338	115%
	Units	424	406	5%	997	622	60%

Tenda	São Paulo	53,390	139,195	-62%	149,483	222,482	-33%
	Rio de Janeiro	66,035	70,217	-6%	150,988	149,130	1%
	Other	185,286	157,401	18%	369,039	248,255	49%
	Total	304,711	366,813	-17%	669,510	619,867	8%
	Units	2,964	4,366	-32%	6,694	7,523	-11%

Consolidated	Total - R$000	889,761	835,443	6.5%	1,747,082	1,394,008	25%
	Total - Units	4,476	5,894	-24%	9,729	9,995	-3%

Table 4 - Sales per company per unit price - PSV
%Gafisa - (R$000)		2Q10	2Q09	Var. (%)	1H10	1H09	Var. (%)
Gafisa	≤ R$500K	196,795	216,353	-9%	519,492	396,639	31%
	> R$500K	259,463	173,318	50%	312,645	263,163	19%
	Total	456,258	389,671	17%	832,138	659,802	26%

Alphaville	≤ R$100K;	-	-	-	27,450	19,569	40%
	> R$100K; ≤ R$500K	128,792	78,959	63%	214,223	92,241	132%
	> R$500K	-	-	-	3,762	2,529	49%
	Total	128,792	78,959	63%	245,435	114,338	115%

Tenda	≤ R$130K	225,846	326,916	-31%	488,319	546,021	-11%
	> R$130K; <R$200K	78,865	39,897	98%	181,191	73,845	145%
	Total	304,711	366,813	-17%	669,510	619,867	8%

Consolidated	Total	889,761	835,443	6.5%	1,747,082	1,394,008	25%

Table 5 - Sales per company per unit price - Units
%Gafisa - Units		2Q10	2Q09	Var. (%)	1H10	1H09	Var. (%)
Gafisa	≤ R$500K	669	982	-32%	1,505	1,580	-5%
	> R$500K	419	141	197%	533	270	97%
	Total	1,088	1,123	-3%	2,038	1,850	10%

Alphaville	≤ R$100K;	-	-	-	253	166	52%
	> R$100K; ≤ R$500K	424	406	4%	743	454	64%
	> R$500K	-	-	-	1	2	-50%
	Total	424	406	4%	997	622	60%

Tenda	≤ R$130K	2,499	4,057	-38%	5,592	6,974	-20%
	> R$130K; <R$200K	465	309	50%	1,102	549	101%
	Total	2,964	4,366	-32%	6,694	7,523	-11%

Consolidated	Total	4,476	5,895	-24%	9,729	9,994	-3%
		0	0

Sales Velocity

The consolidated company attained a sales velocity of 24.6% in the 2Q10, compared to a velocity of 23.8% in the 2Q09. Sales velocity increased as compared to the previous period, mainly due to the improved performance of Gafisa and Tenda during the quarter. The sales velocity of second quarter launches was 40.6%, which is consistent with our strategy to optimize the equilibrium between sales velocity and margins/return, fully compensating for cost pressure coming mainly from labor. Additionally, in this quarter we had a positive impact of R$ 60.8 million, mainly due to an inventory price increase.

Table 6 - Sales velocity per company
	R$ million	Launches	Sales	Price Increase + Other	End of period Inventories	Sales velocity
Gafisa	1,530.5	490.6	456.3	45.0	1,609.9	22.1%
AlphaVille	250.3	227.5	128.8	2.4	351.3	26.8%
Tenda	765.2	290.4	304.7	13.5	764.4	28.5%
Total	2,546.0	1,008.5	889.8	60.8	2,725.6	24.6%

Table 7 - Sales velocity per launch date
	2Q10
	End of period Inventories	Sales	Sales velocity
2010 launches	904,111	571,106	38.7%
2009 launches	468,650	120,567	20.5%
2008 launches	821,395	145,045	15.0%
≤ 2007 launches	531,443	53,043	9.1%
Total	2,725,599	889,761	24.6%

Operations

Gafisa’s geographic reach and execution capacity is substantial. The Company was present in 21 different states, with 195 projects under development at the end of the second quarter, upholding and advancing its reputation for delivering projects according to schedule and within budget. Some 428 engineers and architects were in the field, in addition to approximately 543 intern engineers in training.

Further evidence of the Company’s execution capacity is the strong pace of revenue recognition, demonstrating that the execution pace of construction is trending with the level of sales growth. Gafisa and its subsidiaries continue to selectively launch successful projects in new regions and in multiple market segments, maximizing returns in accordance with market demand. Through the end of June, Tenda contracted 9,027 units with CEF and we have more than 17,000 additional units under analysis.

Completed Projects

During the second quarter, Gafisa completed 22 projects with 4,782 units equivalent at an approximate PSV of R$ 631 million, Gafisa delivered 4 projects, Alphaville delivered 6 projects and Tenda delivered the remaining 12 projects/phases.

The tables below list our products completed in the 2Q10:

Table 8 - Delivered projects
Company	Project	Delivery	Launch	Local	% Gafisa	Units (%Gafisa)	PSV (%Gafisa)
Gafisa 1Q10						585	171,213

Gafisa	ISLA	April	Jan-07	São Caetano - SP	100%	240	75,683
Gafisa	RESERVA DO LAGO	June	May-07	Goiania - GO	100%	48	24,567
Gafisa	MAGIC	June	Jun-07	São Paulo - SP	100%	268	87,129
Gafisa	MIRANTE DO RIO	May	Jun-06	Belém -PA	50%	58	13,169

Gafisa 2Q10						614	200,549

Alphaville 1Q10						-	-

Alphaville	AlphaVille João Pessoa	April	Jun-08	João Pessoa - PB	100%	124	24,509
Alphaville	Alphaville Araçagy	May	Aug-07	MA	38%	126	23,136
Alphaville	Alphaville Londrina	May	Jan-08	Londrina - PR	63%	346	34,460
Alphaville	Alphaville Rio Costa do Sol F1 e F2	June	Sep-07	Rio das Ostras - RJ	58%	357	51,737
Alphaville	Alphaville Cuiabá	June	May-08	Cuiaba - MT	60%	254	24,112
Alphaville	Alphaville Jacuhy F1 e F2	June	Dec-07	Vitória - ES	65%	554	95,854

Alphaville 2Q10						1,762	253,808

Tenda 1Q10						2,130	154,689

Tenda	RESIDENCIAL JULIANA LIFE - Fase I	April	November-07	Belo Horizonte - MG	100%	280	21,000
Tenda	RESIDENCIAL BARTOLOMEU GUSMÃO II - Fase I	April	November-07	Novo Hamburgo - RS	100%	260	15,080
Tenda	RESIDENCIAL CANADA - Fases I, II e III	April	May-07	Betim - MG	100%	56	5,100
Tenda	RESIDENCIAL BETIM LIFE I	April	September-07	Governador Valadares - MG	100%	144	9,072
Tenda	RESIDENCIAL PARQUE DAS AROEIRAS LIFE I	May	January-08	Governador Valadares - MG	100%	240	20,841
Tenda	ARSENAL LIFE III - Fase I	May	October-07	São Gonçalo - RJ	100%	128	9,146
Tenda	ARSENAL LIFE IV - Fase I	May	September-07	Rio de Janeiro - RJ	100%	128	9,194
Tenda	MALAGA GARDEN - Fase I	May	February-08	Rio de Janeiro - RJ	100%	300	21,000
Tenda	Vivendas do Sol II - Fases I, II e III	May	October-09	Porto Alegre - RS	100%	200	11,608
Tenda	RESIDENCIAL MORADA DE FERRAZ - Fase I	May	March-07	Ferraz de Vasconcelos - SP	100%	110	10,098
Tenda	Valle Verde Cotia - Fase 5b	June	July-09	Cotia - SP	100%	448	38,000
Tenda	RESIDENCIAL PARQUE VALENÇA 1D - Fase I	June	December-07	Suzano - SP	100%	112	6,720

Tenda 2Q10						2,406	176,859

Total 2Q10						4,782	631,216

Total 1H10						7,497	957,118

Land Bank

The Company’s land bank of approximately R$ 15.8 billion is composed of 198 different projects in 21 states, equivalent to more than 90 thousand units. In line with our strategy, 39% of our land bank was acquired through swaps – which require no cash obligations.

The size of our land bank continued to benefit from the disbursement of a portion of the proceeds raised in the follow-on offering concluded in 1Q10. At the end of June we recorded a net increase of R$ 121 million in the land bank, reflecting acquisitions that more than compensate the R$1 billion launches in the quarter.

The table below shows a detailed breakdown of our current land bank:

Table 9 - Landbank per company per unit price
		PSV - R$ million (%Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%Gafisa)
Gafisa	≤ R$500K	4,261	52.4%	45.0%	7.4%	14,291
	> R$500K	3,237	31.5%	29.3%	2.1%	4,077
	Total	7,497	41.3%	36.7%	4.6%	18,368

Alphaville	≤ R$100K;	604	100.0%	0.0%	100.0%	9,132
	> R$100K; ≤ R$500K	3,594	97.4%	0.0%	97.4%	20,008
	> R$500K	100	0.0%	0.0%	0.0%	130
	Total	4,298	96.8%	0.0%	96.8%	29,270

Tenda	≤ R$130K	3,568	31.4%	31.4%	0.0%	37,188
	> R$130K; < R$ 200K	404	0.0%	0.0%	0.0%	5,775
	Total	3,972	31.4%	31.4%	0.0%	42,963

Consolidated		15,768	39.3%	35.5%	3.8%	90,601

Number of projects
Gafisa	60
AlphaVille	42
Tenda	96
Total	198

Table 10 - Landbank Changes
Land Bank (R$ million)	Gafisa	Alphaville	Tenda	Total
Land Bank - BoP (1Q10)	7,606	3,952	4,089	15,647
2Q10 - Net Acquisitions	381.5	573.8	173.9	1,129
2Q10 - Launches	(490.6)	(227.5)	(290.4)	(1,009)
Land Bank - EoP (2Q10)	7,497	4,298	3,972	15,768

2Q10 - Revenues

On the strength of solid sales in the 2Q10, both of newly launched projects and units from inventory, and an accelerated pace of construction, the Company was able to recognize substantial net operating revenues for 2Q10, which rose by 28.5% to R$ 927.4 million from R$ 721.8 million in the 2Q09, with Tenda contributing 32% of the consolidated revenues.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method).

The table below presents detailed information about pre-sales and recognized revenues by launch year:

Table 11 - Sales vs. Recognized revenues
		2Q10				2Q09
R$ 000		Sales	% Sales	Revenues	% Revenues	Sales	% Sales	Revenues	% Revenues
Gafisa	2010 launches	387,449	66%	96,108	15%	-	0%	-	0%
	2009 launches	90,820	16%	101,997	16%	180,663	39%	7,496	2%
	2008 launches	61,589	11%	209,531	33%	118,484	25%	118,323	27%
	≤ 2007 launches	45,193	8%	207,558	33%	169,482	36%	308,375	69%
	Third-Party Construction Revenues/Others	-	0%	12,276	2%	-	0%	10,317	3%
	Total Gafisa	585,050	100%	627,470	100%	468,630	100%	444,512	100%

Tenda	Total Tenda	304,711	---	299,972	---	366,813	---	261,427	---

Total		889,761		927,442		835,443		705,939

2Q10 - Gross Profits

On a consolidated basis, gross profit for the 2Q10 totaled R$ 279.5 million, an increase of 46% over 2Q09, reflecting continued growth and business expansion. The gross margin for 2Q10 reached 30.1% (32.8% w/o capitalized interest) 302 bps higher than the 2Q09.

Table 12 - Capitalized Interest
(R$000)		2Q10	2Q09	1Q10
Consolidado	Initial balance	94,101	91,254	91,568
	Capitalized interest	32,900	25,900	25,373
	Interest transfered to COGS	(25,104)	(21,317)	(22,840)
	Final Balance	101,897	95,837	94,101

2Q10 - Selling, General, and Administrative Expenses (SG&A)

 In the second quarter 2010, SG&A expenses totaled R$ 116.1 million, compared to R$ 110.5 in the same period of 2009. When compared to the 1Q10, SG&A increased from R$ 108.7 million to R$ 116.1 million. This increase in selling expenses was mainly related to higher launches and sales volume in the second quarter when compared to the 2Q09 and 1Q10. Despite this increase, we have seen an improvement in the G&A structures resulting in efficiencies when compared to the 2Q09, reflecting the benefits of the incorporation of Tenda.

The Company’s SG&A/Net Revenue ratio improved by 312 bps as compared to the 2Q09, mainly due to the continued gains in operating efficiency at Tenda and from synergy gains related to the merger of Tenda into Gafisa. As Tenda’s sales and revenues continue to ramp up in the coming quarters, it is expected that costs associated with its sales platform will be diluted and fixed cost ratios will improve.

It is noteworthy that we already achieved a comfortable level of SG&A/Net Revenue even before capturing all of the expected synergies such as those related to Tenda’s utilization of SAP enterprise software, which began in July 2010. We expect to capture more benefits in 2011, including increased dilution.

When compared to the 2Q09, all expense ratios improved as compared to net revenues, resulting in a comfortable ratio of SG&A/Net Revenues of 12.5%, compared to 15.7% in 2Q09.

Table 13 - Sales and G&A Expenses
(R$'000)		2Q10	2Q09	1Q10	2Q10 x 2Q09	2Q10 x 1Q10
Consolidated	Selling expenses	61,140	51,182	51,294	19%	19%
	G&A expenses	55,125	59,312	57,418	-7%	-4%
	SG&A	116,265	110,493	108,712	5%	7%
	Selling expenses / Launches	6.1%	8.2%	7.3%	-211 bps	-123 bps
	G&A expenses / Launches	5.5%	9.5%	8.2%	-400 bps	-270 bps
	SG&A / Launches	11.5%	17.6%	15.5%	-611 bps	-393 bps
	Selling expenses / Sales	6.9%	6.1%	6.0%	75 bps	89 bps
	G&A expenses / Sales	6.2%	7.1%	6.7%	-90 bps	-50 bps
	SG&A / Sales	13.1%	13.2%	12.7%	-16 bps	39 bps
	Selling expenses / Net revenue	6.6%	7.3%	5.7%	-66 bps	94 bps
	G&A expenses / Net revenue	5.9%	8.4%	6.3%	-246 bps	-38 bps
	SG&A / Net revenue	12.5%	15.7%	12.0%	-312 bps	56 bps

2Q10 - Other Operating Results

In the 2Q10, our results reflected a negative impact of R$6.9 million, compared to R$ 16.3 million in the 2Q09 mainly due to higher contingency provisions in the previous period.

2Q10 - Adjusted EBITDA

Our Adjusted EBITDA for the 2Q10 totaled R$ 184 million, 65.3% higher than the R$ 111.3 million for 2Q09, with a consolidated adjusted margin of 19.8%, compared to 15.8% in the 2Q09.

This gain is part of an expected gradual recovery due to the fact that the Company’s results recognition increasingly reflects the execution of recent projects at the same time that our older-low margin projects are being delivered. This positive trend is clearly reflected in our Backlog margin of 36.4%.

Gafisa also benefitted from robust market fundamentals and strong demand that permitted higher pricing in markets such as São Paulo, mainly in the mid and upper middle segments, while improved G&A and direct selling expenses as a percentage of net revenues also contributed to higher EBITDA margin.

We continue to be confident that additional synergies related to the merger of Tenda could also benefit our margins in the future, and accordingly we are confident that we can achieve a result in keeping with our guidance of 18.5% to 20.5% EBITDA margin for 2010.

We adjust our EBITDA for expenses associated with stock options plans, as it represents a non-cash expense.

Table 14 - Adjusted EBITDA
(R$'000)		2Q10	2Q09	1Q10	2Q10 x 2Q09	2Q10 x 1Q10
Consolidated	Net Profit	97,269	57,768	64,819	68%	50%
	(+) Financial result	13,911	12,720	33,268	9%	-58%
	(+) Income taxes	22,060	20,621	22,489	7%	-2%
	(+) Depreciation and Amortization	8,781	6,399	10,238	37%	-14%
	(+) Capitalized Interest Expenses	25,106	21,316	22,840	18%	10%
	(+) Minority shareholders	14,260	19,609	11,623	-27%	23%
	(+) Stock option plan expenses	2,584	3,750	3,183	-31%	-19%
	(+) Tenda’s goodwill net of provisions	-	(30,865)	-	-	-
	Adjusted EBITDA	183,970	111,319	168,459	65.3%	9.2%
	Net Revenue	927,442	705,818	907,585	31%	2%
	Adjusted EBITDA margin	19.8%	15.8%	18.6%	406 bps	127 bps

2Q10 - Depreciation and Amortization

Depreciation and amortization in the 2Q10 was R$ 8.8 million, an increase of R$ 2.5 million when compared to the R$ 6.4 million recorded in 2Q09, reflecting business increased operations.

2Q10 – Financial Result

Net financial expenses totaled R$ 13.9 million in 2Q10, compared to net financial expenses of R$ 12.7 million in the 2Q09, since the average net debt for both periods was about the same. When compared to a net expense of R$ 33.3 million in the 1Q10, the reduction was mainly derived from the equity offering proceeds, which benefited the financial revenue account due to a higher average cash balance.

2Q10 - Taxes

Income taxes, social contribution and deferred taxes for 2Q10 amounted to R$ 22.1 million compared to R$20.6 million in 2Q09. The effective tax rate was 16.5% in the 2Q10 compared to 21% in 2Q09, mainly due to the deferred tax over the amortization of Tenda’s negative goodwill that negatively impacted the 2Q09.

2Q10 - Adjusted Net Income

 Net income in 2Q10 was R$ 97.3 million compared to R$ 57.8 million in the 2Q09. However, if we consider the adjusted net income (before deduction of expenses related to minority shareholders and stock options), this figure reached R$ 114.1 million, with an adjusted net margin of 12.3%., representing growth of R$ 33 million when compared to the R$ 81.1 million in the 2Q09.

2Q10 - Earnings per Share

Earnings per share already adjusted for the 2:1 stock split in all comparable periods were R$ 0.23/share in the 2Q10 compared to R$ 0.22/share in 2Q09, a 2.2% increase. Shares outstanding at the end of the period were 428.7 million (ex. Treasury shares) and 260.7 million in the 2Q09.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$ 1.16 billion in the 2Q10, R$ 37 million higher than 2Q09. The consolidated margin in the 2Q10 was 36.4%, 125 bps higher than the 1Q10, reflecting the fact that recent projects are having a greater impact on the company’s results to be recognized while our older-lower margin projects are less and less, since we are delivering them.

The table below shows our revenues, costs and results to be recognized, as well as the expected margin:

Table 15 - Results to be recognized (REF)
(R$ million)		2Q10	2Q09	1Q10	2Q10 x 2Q09	2Q10 x 1Q10
Consolidated	Revenues to be recognized	3,209	3,092	2,934	3.8%	9.4%
	Costs to be recognized	(2,042)	(1,968)	(1,904)	3.8%	7.3%
	Results to be recognized (REF)	1,167	1,125	1,030	3.8%	13.3%
	REF margin	36.4%	36.4%	35.1%	0 bps	125 bps
Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

Balance Sheet

Cash and Cash Equivalents

On June 30, 2010, cash and cash equivalents exceeded R$ 1.8 billion, 15% lower than the balance of R$ 2.1 billion as of March 31, 2010, and 70% higher than the R$ 1.06 billion recorded at the end of 2Q09, reflecting the proceeds from the equity offering completed at the end of 1Q10.

Accounts Receivable

At the conclusion of the 2Q10, total accounts receivable increased by 10% to R$ 7.9 billion, compared to R$ 7.2 billion in 1Q10, and an increase of 30% as compared to the R$ 6.0 billion balance in the 2Q09, reflecting increasing sales activity.

Table 16 - Total receivables
(R$ million)		2Q10	2Q09	1Q10	2Q10 x 2Q09	2Q10 x 1Q10
Consolidated	Receivables from developments - ST	1,466.0	1,392.5	1,502.9	5%	-2%
	Receivables from developments - LT	1,864.6	1,740.5	1,542.2	7%	21%
	Receivables from PoC - ST	2,470.9	989.3	2,193.7	150%	13%
	Receivables from PoC - LT	2,075.2	1,924.0	1,922.5	8%	8%
	Total	7,876.7	6,046.4	7,161.2	30%	10%

Notes:
ST = short term; LT = long term
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according do PoC and BRGAP

Inventory (Properties for Sale)

Inventory at market value totaled R$ 2.7 billion in 2Q10, an increase of 2% when compared to R$ 2.68 billion registered in the 2Q09. This almost flat market value reflects a relative reduction to a comfortable 9.2 months of sales based on 2Q10 sales figures.

Finished units represented 11.6% of our inventory at market value, while 56% of the total inventory reflects units where construction is up to 30% complete.

Table 17 - Inventories
(R$000)		2Q10	2Q09	1Q10	2Q10x2Q09	2Q10x1Q10
Consolidated	Land	701,790	747,762	745,119	-6.1%	-5.8%
	Units under construction	947,023	896,900	842,022	5.6%	12.5%
	Completed units	205,739	145,263	169,373	41.6%	21.5%
	Total	1,854,552	1,789,925	1,756,514	3.6%	5.6%

Table 18 - Inventories at market value per company
PSV - (R$000)		2Q10	2Q09	1Q10	2Q10x2Q09	2Q10x1Q10
Gafisa	2010 launches	574,234	-	232,793	-	147%
	2009 launches	366,541	293,807	457,995	25%	-20%
	2008 launches	601,252	801,983	643,511	-25%	-7%
	2007 and earlier launches	419,205	649,368	446,506	-35%	-6%
	Total	1,961,232	1,745,157	1,780,805	12%	10%

Tenda	2010 launches	329,877	-	188,727	0%	75%
	2009 launches	102,109	136,859	123,740	-25%	-17%
	2008 launches	220,143	483,850	325,067	-55%	-32%
	2007 and earlier launches	112,238	313,298	127,647	-64%	-12%
	Total	764,367	934,007	765,180	-18%	0%

Consolidated	Total	2,725,599	2,679,165	2,545,985	1.7%	7.1%

Table 19 - Inventories per completion status
Company	Not started	Up to 30% constructed	30%to 70% constructed	More than 70% constructed	Finished units	Total 2Q10
Gafisa	400,406	310,502	634,342	363,391	252,591	1,961,232
Tenda	64,181	333,368	254,754	48,233	63,830	764,367
Total	464,588	643,870	889,096	411,624	316,421	2,725,599

Liquidity

On June 30, 2010, Gafisa had a cash position of R$ 1.8 billion. On the same date, Gafisa’s debt and obligations to investors totaled R$ 3.4 billion, resulting in a net debt and obligations of R$ 1.6 billion. Net debt and investor obligation to equity and minorities ratio was 45.2% compared to 34.6% in 1Q10, mainly due to the R$ 415 million cash burn in the quarter. When excluding Project Finance, this ratio reached a negative -2.4% net debt/Equity, a comfortable leverage level with a competitive cost, of less than 100% of the Selic rate.

Gafisa’s cash burn rate of R$ 415 million during the second quarter reflected a strong pace of construction activity at the Company and a R$ 46 million expenditures in Land acquisition. Efforts undertake to reduce the construction cycle and increased amount of receivables to be collected are expected to start to slow or revert this rate in 2011.

Currently we have access to a total of R$ 3.8 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$ 1.8 billion in signed contracts and R$ 668 million in contracts in process, giving us additional availability of R$ 1.3 billion.

We also have receivables (from units already delivered) of R$ 250 million available for securitization. The following tables set forth information on our debt position as of June 30, 2010.

Table 20 - Indebtedness and Investor obligations
Type of obligation (R$000)	2Q10	2Q09	1Q10	2Q10 x 2Q09	2Q10 x 1Q10
Debentures - FGTS (project finance)	1,208,939	607,514	1,231,575	99.0%	-1.8%
Debentures - Working Capital	662,669	500,388	656,217	32.4%	1.0%
Project financing (SFH)	499,186	398,648	458,008	25.2%	9.0%
Working capital	678,377	730,804	687,801	-7.2%	-1.4%
Incorporation of controlling company	-	5,399	-	-	-
Total consolidated debt	3,049,171	2,242,753	3,033,601	36%	1%

Consolidated cash and availabilities	1,806,384	1,056,312	2,125,613	71%	-15%

Investor Obligations	380,000	300,000	300,000	-	-

Net debt and investor obligations	1,622,787	1,486,441	1,207,988	9%	34%
	-	-	-
Equity + Minority shareholders	3,591,729	2,264,340	3,492,889	59%	3%
(Net debt + Obligations) / (Equity + Minorities)	45.2%	65.6%	34.6%	-2046 bps	1060 bps
(Net debt + Ob.) / (Eq + Min.) - Exc. Project Finance (SFH + FGTS Deb.)	-2.4%	21%	-13.8%	-2359 bps	1141 bps

Table 21 - Debt maturity per company
(R$ million)	Average Cost (p.a.)	Total	Up to June/2011	Up to June/2012	Up to June/2013	Up to June/2014	Up to June/2015
Debentures - FGTS (project finance)	(8.25% - 8.92%) + TR	1,208.9	8.9	-	450.0	600.0	150.0
Debentures - Working Capital	CDI + (1.5% - 3.25%)	662.7	114.7	423.0	125.0	-	-
Project financing (SFH)	(8.30% - 12%) + TR	499.2	337.4	143.9	17.9	-	-
Working capital	CDI + (0.66% - 4.2%)	678.4	487.9	146.6	37.9	6.0	-
Total consolidated debt	10.6%	3,049	949	713	631	606	150

% Total			31%	23%	21%	20%	5%

Outlook

Gafisa continues to expect launches in the range of R$ 4 billion to R$ 5 billion through 2010, with an expected full year 2010 EBITDA margin to reach between 18.5%- 20.5%.

Through the first half of 2010, Gafisa reached 38% of the mid range of the launches guidance, in line with historical seasonality. Regarding EBITDA Margin, Gafisa delivered 19.8% in the 2Q10 and 19.2% in the 1H10, well within the previously stated guidance range.

Launches (R$ million)		Guidance 2010	2Q10%		1H10%
Gafisa	Min.	4,000		25%		43%
(consolidated)	Average	4,500	1,009	22%	1,712	38%
	Max.	5,000		20%		34%

EBITDA Margin (%)		Guidance 2010	2Q10%		1H10%
Gafisa	Min.	18.5%		130 bps		70 bps
(consolidated)	Average	19.5%	19.8%	30 bps	19.2%	-30 bps
	Max.	20.5%		-70 bps		-130 bps

The second quarter financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November 10, 2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which gives the option for the listed Companies presents your 2010 quarterly information based o accounting practices in force at December 31, 2009.

Glossary

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$ 1,800 per square meter.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$ 150 to R$ 600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 55 years ago, we have completed and sold more than 990 developments and built more than 11 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations	Media Relations (Brazil)
Luiz Mauricio de Garcia Paula	Patrícia Queiroz
Rodrigo Pereira	Máquina da Notícia Comunicação Integrada
Phone: +55 11 3025-9297 / 9242 / 9305	Phone: +55 11 3147-7409
Email: ri@gafisa.com.br	Fax: +55 11 3147-7900
Website: www.gafisa.com.br/ir	E-mail:

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The following table sets projects launched during 1H10:

Table 22 - Projects launched
Company	Project	Launch Date	Local	% Gafisa	Units (%Gafisa)	PSV (%Gafisa)	% sales 30/Jun/10
Gafisa	Reserva Ecoville	January	Curitiba - PR	50%	128	76,516	62%
Gafisa	Pq Barueri Cond Clube F2A - Sabiá	February	Barueri - SP	100%	171	47,399	29%
Gafisa	Alegria - Fase2B	February	Guarulhos - SP	100%	139	40,832	48%
Gafisa	Pátio Condomínio Clube - Harmony	February	São José dos Campos - SP	100%	96	32,332	63%
Gafisa	Mansão Imperial - Fase 2b	February	São Bernardo do Campo - SP	100%	89	62,655	39%
Gafisa	Golden Residence	March	Rio de Janeiro - RJ	100%	78	22,254	50%
Gafisa	Riservato	March	Rio de Janeiro - RJ	100%	42	27,310	75%
Gafisa	Fradique Coutinho - MOSAICO	April	São Paulo - SP	100%	62	42,947	90%
Gafisa	Pateo Mondrian (Mota Paes)	April	São Paulo - SP	100%	115	82,267	69%
Gafisa	Jatiuca - Maceió - AL - Fase 2	April	Maceió - AL	50%	24	7,103	7%
Gafisa	Zenith - It Fase 3	April	São Paulo - SP	100%	24	97,057	18%
Gafisa	Grand Park Varandas - FI	April	São Luis - MA	50%	94	19,994	99%
Gafisa	Canto dos Pássaros_Parte 2	May	Porto Alegre - RS	80%	90	16,692	6%
Gafisa	Grand Park Varandas - FII	May	São Luis - MA	50%	75	16,905	98%
Gafisa	Grand Park Varandas - FIII	May	São Luis - MA	50%	57	12,475	51%
Gafisa	JARDIM DAS ORQUIDEAS	June	São Paulo - SP	50%	102	43,734	89%
Gafisa	JARDIM DOS GIRASSOIS	June	São Paulo - SP	50%	150	44,254	85%
Gafisa	Pátio Condomínio Clube - Kelvin	June	São José dos Campos - SP	100%	96	34,140	11%
Gafisa	Vila Nova São José QF	June	São José dos Campos - SP	100%	152	39,673	1%
Gafisa	PARQUE ECOVILLE Fase1	June	Curitiba - PR	50%	102	33,392	19%
Gafisa					1,886	799,932	50%
Alphaville	Alphaville Ribeirão Preto F1	March	Ribeirão Preto - SP	60%	352	97,269	91%
Alphaville	AlphaVille Mossoró F2	May	Mossoró - RN	53%	93	10,731	46%
Alphaville	Alphaville Ribeirão Preto F2	June	Ribeirão Preto - SP	60%	182	54,381	15%
Alphaville	Alphaville Brasília	June	Brasília-DF	34%	170	73,974	53%
Alphaville	Alphaville Jacuhy F3	June	Vitória - ES	65%	168	56,336	7%
Alphaville	Brasília Terreneiro	June	Brasília-DF	13%	65	28,175	53%
Alphaville	Living Solutions	June	São Paulo - SP	100%	4	3,884	100%
Alphaville					1,033	324,752	50%
Tenda	Grand Ville das Artes - Monet Life IV	January	Lauro de Freitas - BA	100%	56	5,118	77%
Tenda	Grand Ville das Artes - Matisse Life IV	January	Lauro de Freitas - BA	100%	60	5,403	85%
Tenda	Fit Nova Vida - Taboãozinho	February	São Paulo - SP	100%	137	7,261	23%
Tenda	São Domingos (Fase Única)	February	Contagem - MG	100%	192	17,823	71%
Tenda	Espaço Engenho III (Fase Única)	February	Rio de Janeiro - RJ	100%	197	18,170	98%
Tenda	Portal do Sol Life IV	February	Belford Roxo - RJ	100%	64	5,971	81%
Tenda	Grand Ville das Artes - Matisse Life V	March	Lauro de Freitas - BA	100%	120	10,805	71%
Tenda	Grand Ville das Artes - Matisse Life VI	March	Lauro de Freitas - BA	100%	120	10,073	79%
Tenda	Grand Ville das Artes - Matisse Life VII	March	Lauro de Freitas - BA	100%	100	8,957	71%
Tenda	Residencial Buenos Aires Tower	March	Belo Horizonte - MG	100%	88	14,226	95%
Tenda	Tapanã - Fase I (Condomínio I)	March	Belém - PA	100%	274	26,543	23%
Tenda	Tapanã - Fase I (Condomínio III)	March	Belém - PA	100%	164	15,926	26%
Tenda	Estação do Sol - Jaboatão I	March	Jaboatão dos Guararapes - PE	100%	159	17,956	35%
Tenda	Fit Marumbi Fase II	March	Curitiba - PR	100%	335	62,567	66%
Tenda	Carvalhaes - Portal do Sol Life V	March	Belford Roxo - RJ	100%	96	9,431	57%
Tenda	Florença Life I	March	Campo Grande - RJ	100%	199	15,720	59%
Tenda	Cotia - Etapa I Fase V	March	Cotia - SP	100%	272	25,410	100%
Tenda	Fit Jardim Botânico Paraiba - Stake Acquisition	March	João Pessoa - PB	100%	155	19,284	49%
Tenda	Coronel Vieira - Estação Carioca	April	Rio de Janeiro - RJ	100%	158	16,647	89%
Tenda	Portal das Rosas	April	Osasco-SP	100%	132	12,957	85%
Tenda	Igara III	May	Canoas - RS	100%	240	23,601	10%
Tenda	Portal do Sol - Fase 6	May	Belford Roxo - RJ	100%	64	6,146	48%
Tenda	Grand Ville das Artes - Fase 9	May	Lauro de Freitas - BA	100%	120	11,403	15%
Tenda	Gran Ville das Artes - Fase 8	May	Lauro de Freitas - BA	100%	100	9,433	50%
Tenda	Vale do Sol Life	June	Rio de Janeiro - RJ	100%	79	8,124	28%
Tenda	Engenho Life IV	June	Rio de Janeiro - RJ	100%	197	19,968	49%
Tenda	Residencial Club Cheverny	June	Goiânia - GO	100%	384	52,414	1%
Tenda	Assunção Life	June	Belo Horizonte - MG	100%	440	55,180	38%
Tenda	Residencial Brisa do Parque II	June	São José dos Campos - SP	100%	105	12,786	19%
Tenda	Portal do Sol Life VII	June	Belford Roxo - RJ	100%	64	6,188	15%
Tenda	Vale Verde Cotia F5B	June	Cotia - SP	100%	116	11,984	37%
Tenda	San Martin	June	Belo Horizonte - MG	100%	132	21,331	53%
Tenda	Brisas do Guanabara	June	Vitória da Conquista - BA	80%	243	22,248	1%
Tenda					5,362	587,054	48%
Total					8,280	1,711,738	49%

The following table sets forth the financial completion of the construction in progress and the related revenue recognized (R$000) during the second quarter ended on June 30, 2010.

Company	Project	Construction status		%Sold		Revenues recognized (R$ '000)
		2Q10	1Q10	2Q10	1Q10	2Q10	1Q10
Gafisa	Pateo Mondrian (Mota Paes)	36%	0%	76%	0%	18,768	-
Gafisa	IT STYLE - FASE 1	51%	44%	82%	70%	17,953	25,954
Gafisa	ENSEADA DAS ORQUÍDEAS	89%	79%	96%	98%	17,006	16,273
Gafisa	Fradique Coutinho - MOSAICO	44%	0%	89%	0%	15,379	-
Gafisa	SUPREMO	81%	72%	98%	97%	15,255	16,596
Gafisa	PQ BARUERI COND - FASE 1	73%	63%	69%	67%	14,195	14,962
Gafisa	NOVA PETROPOLIS SBC - 1ª FASE	84%	73%	62%	57%	13,321	14,633
Gafisa	Vistta Santana	58%	53%	92%	84%	11,982	8,673
Gafisa	VISION - CAMPO BELO	96%	87%	98%	96%	11,843	13,386
Gafisa	Mansão Imperial - Fase 2b	44%	0%	41%	19%	11,302	-
Gafisa	VP HORTO - FASE 1 (OAS)	100%	92%	99%	98%	10,620	12,032
Gafisa	RESERVA BOSQUE RESORT - F 1	48%	28%	98%	97%	10,507	2,891
Gafisa	Chácara Santana	69%	56%	95%	94%	9,255	5,304
Gafisa	OLIMPIC BOSQUE DA SAÚDE	97%	86%	100%	96%	9,090	9,865
Gafisa	ALEGRIA FASE 1	45%	29%	64%	63%	8,298	2,829
Gafisa	Zenith - It Fase 3	46%	0%	18%	0%	7,788	-
Gafisa	Riservato	40%	0%	78%	35%	7,664	-
Gafisa	LONDON GREEN	99%	99%	93%	92%	7,524	26,419
Gafisa	MONT BLANC	63%	55%	38%	36%	7,486	4,769
Gafisa	BRINK	72%	56%	92%	90%	7,333	4,913
Gafisa	Vila Nova São José F1 - Metropolitan	51%	6%	54%	48%	7,229	164
Gafisa	MAGIC	100%	99%	84%	80%	7,214	12,975
Gafisa	LAGUNA DI MARE - FASE 2	47%	34%	72%	69%	6,895	7,716
Gafisa	Gafisa Corporate - Jardim Paulista	70%	69%	95%	83%	6,865	75,284
Gafisa	MISTRAL	49%	36%	87%	84%	6,561	2,568
Gafisa	TERRAÇAS ALTO DA LAPA	100%	94%	95%	94%	6,022	7,827
Gafisa	ECOLIVE	59%	47%	98%	94%	5,950	5,492
Gafisa	EVIDENCE	98%	85%	82%	77%	5,900	4,990
Gafisa	Reserva das Laranjeiras	83%	75%	100%	100%	5,832	4,933
Gafisa	London Ville Avenida Copacabana - Barueri	21%	0%	42%	32%	5,793	-
Gafisa	GRAND VALLEY NITERÓI - FASE 1	61%	51%	91%	92%	5,749	5,943
Gafisa	SOLARES DA VILA MARIA	92%	79%	100%	99%	5,595	5,967
Gafisa	VISION BROOKLIN	41%	39%	97%	91%	5,590	9,760
Gafisa	Magnific	82%	73%	67%	56%	5,394	1,877
Gafisa	TERRAÇAS TATUAPE	70%	59%	78%	76%	5,300	5,302
Gafisa	Alegria - Fase2A	40%	21%	68%	60%	5,215	1,466
Gafisa	CELEBRARE RESIDENCIAL	96%	87%	86%	85%	5,094	2,412
Gafisa	Brink F2 - Campo Limpo	72%	56%	89%	77%	4,961	2,555
Gafisa	CARPE DIEM - BELEM	56%	46%	70%	66%	4,937	2,932
Gafisa	PRIVILEGE RESIDENCIAL SPE	98%	87%	88%	87%	4,825	4,343
Gafisa	Supremo Ipiranga	38%	31%	80%	71%	4,747	3,445
Gafisa	Nouvelle	35%	28%	84%	45%	4,704	3,342
Gafisa	Alegria - Fase2B	24%	0%	53%	34%	4,674	-
Gafisa	Vila Nova São José - F1a	64%	54%	72%	72%	4,626	11,211
Gafisa	Bella Vista - Fase 1	74%	66%	50%	40%	4,508	2,742
	Other					153,842	193,654
	Total Gafisa					526,591	558,398
Alphaville	Vitória	98%	44%	96%	95%	16,899	14,794
Alphaville	Rio das Ostras	98%	54%	100%	100%	10,200	15,020
Alphaville	Ribeirão Preto	13%	0%	92%	0%	8,427	4,936
Alphaville	Manaus	100%	100%	100%	100%	8,243	107
Alphaville	Piracicaba	39%	0%	93%	0%	7,520	4,407
Alphaville	Litoral Norte	100%	100%	99%	100%	6,390	4,575
Alphaville	Votorantim F1	46%	4%	82%	61%	6,258	2,500
Alphaville	Mossoró	62%	4%	98%	40%	5,218	1,273
Alphaville	Brasília - Incorporação	14%	0%	55%	0%	4,635	-
Alphaville	Caruaru (Vargem Grande)	64%	3%	99%	98%	3,748	1,967
Alphaville	Other					23,342	19,409
	Total AUSA					100,879	68,987

	Total Tenda					299,972	280,199

	Consolidated Total					927,442	907,585

Consolidated Income Statement

R$ 000	2Q10	2Q09	1Q10	2Q10 x 2Q09	2Q10 x 1Q10
Gross Operating Revenue	1,003,861	733,197	938,876	36.9%	6.9%
Real Estate Development and Sales	990,269	723,409	930,999	36.9%	6.4%
Construction and Services Rendered	13,592	9,788	7,877	38.9%	72.6%
Deductions	(76,419)	(27,379)	(31,291)	179.1%	144.2%

Net Operating Revenue	927,442	705,818	907,585	31.4%	2.2%

Operating Costs	(647,950)	(514,465)	(654,929)	25.9%	-1.1%

Gross profit	279,492	191,353	252,656	46.1%	10.6%

Operating Expenses
Selling Expenses	(61,140)	(51,182)	(51,294)	19.5%	19.2%
General and Administrative Expenses	(55,125)	(59,312)	(57,418)	-7.1%	-4.0%
Amortization of gain on partial sale of FIT Residential	-	52,600	-	-100.0%	-
Other Operating Revenues / Expenses	(6,947)	(16,341)	(1,980)	-57.5%	250.9%
Depreciation and Amortization	(8,781)	(6,400)	(10,238)	37.2%	-14.2%
Non-recurring expenses	(259)	-	-	-	-

Operating results	147,240	110,718	131,726	33.0%	11.8%

Financial Income	40,929	37,768	23,929	8.4%	71.0%
Financial Expenses	(54,840)	(50,488)	(57,197)	8.6%	-4.1%

Income Before Taxes on Income	133,329	97,998	98,458	36.1%	35.4%

Deferred Taxes	(12,083)	(16,102)	(14,743)	-25.0%	-18.0%
Income Tax and Social Contribution	(9,977)	(4,519)	(7,746)	120.8%	28.8%

Income After Taxes on Income	111,269	77,377	75,969	43.8%	46.5%

Minority Shareholders	(14,000)	(19,609)	(11,150)	-28.6%	25.6%

Net Income	97,269	57,768	64,819	68.4%	50.1%

Net Income Per Share (R$)	0.22655	0.22161	0.15480	2.2%	46.4%

Consolidated Balance Sheet

	2Q10	2Q09	1Q10	2Q10 x 2Q09	2Q10 x 1Q10
ASSETS
Current Assets
Cash and banks	306,330	129,543	338,672	136.5%	-9.5%
Financial investments	1,500,054	926,769	1,786,941	61.9%	-16.1%
Receivables from clients	2,470,944	989,326	2,193,650	149.8%	12.6%
Properties for sale	1,446,760	1,250,203	1,327,966	15.7%	8.9%
Other accounts receivable	141,740	78,141	95,436	81.4%	48.5%
Deferred selling expenses	20,592	2,879	18,802	615.2%	9.5%
Deferred taxes	-	13,237	-	-	-
Prepaid expenses	15,283	22,098	12,250	-30.8%	24.8%
	5,901,703	3,412,196	5,773,717	73.0%	2.2%
Long-term Assets
Receivables from clients	2,075,161	1,924,000	1,922,482	7.9%	7.9%
Properties for sale	407,792	539,722	428,549	-24.4%	-4.8%
Deferred taxes	311,693	227,848	307,132	36.8%	1.5%
Other	131,035	79,253	53,083	65.3%	146.8%
	2,925,681	2,770,823	2,711,246	5.6%	7.9%

Investments	194,871	195,088	195,534	-0.1%	-0.3%
Property, plant and equipment	59,659	49,126	60,269	21.4%	-1.0%
Intangible assets	16,280	8,305	12,047	96.0%	35.1%
	270,810	252,519	267,850	7.2%	1.1%

Total Assets	9,098,194	6,435,538	8,752,813	41.4%	3.9%

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Loans and financing	825,382	388,671	735,741	112.4%	12.2%
Debentures	123,608	113,902	139,792	8.5%	-11.6%
Obligations for purchase of land and advances from clients	466,078	489,656	470,986	-4.8%	-1.0%
Materials and service suppliers	244,545	155,701	234,648	57.1%	4.2%
Taxes and contributions	154,983	120,624	143,196	28.5%	8.2%
Taxes, payroll charges and profit sharing	73,057	71,159	64,851	2.7%	12.7%
Provision for contingencies	6,312	9,437	7,326	-33.1%	-13.8%
Dividends	52,287	26,106	54,468	100.3%	-4.0%
Deferred taxes	-	28,159	-	-	-
Other	217,569	103,128	205,465	111.0%	5.9%
	2,163,821	1,506,543	2,056,473	43.6%	5.2%
Long-term Liabilities
Loans and financings	352,181	746,180	410,067	-52.8%	-14.1%
Debentures	1,748,000	994,000	1,748,000	75.9%	0.0%
Obligations for purchase of land	176,084	140,439	161,194	25.4%	9.2%
Deferred taxes	484,453	276,582	452,496	75.2%	7.1%
Provision for contingencies	52,670	67,532	51,957	-22.0%	1.4%
Other	521,211	360,120	371,534	44.7%	40.3%
Deferred income on acquisition	8,045	15,608	8,203	-48.5%	-1.9%
Unearned income from partial sale of investment	0	64,194	0	-100.0%	0.0%
	3,342,644	2,664,655	3,203,451	25.4%	4.3%

Minority Shareholders	46,316	547,094	63,306	-91.5%	-26.8%

Shareholders' Equity
Capital	2,712,899	1,232,579	2,691,218	120.1%	0.8%
Treasury shares	(1,731)	(18,050)	(1,731)	-90.4%	0.0%
Capital reserves	290,507	189,389	293,626	53.4%	-1.1%
Revenue reserves	381,651	218,827	381,651	74.4%	0.0%
Retained earnings/accumulated losses	162,087	94,501	64,819	71.5%	0.0%
	3,545,413	1,717,246	3,429,583	106.5%	3.4%

Liabilities and Shareholders' Equity	9,098,194	6,435,538	8,752,813	41.4%	3.9%

Consolidated Cash Flows

	2Q10	2Q09
Net Income	97,268	57,768

Expenses (income) not affecting working capital
Depreciation and amortization	8,939	8,041
Goodwill / Negative goodwill amortization	(158)	(1,641)
Expense on stock option plan	2,584	3,746
Unearned income from partial sale of investment	-	(52,600)
Unrealized interest and charges, net	27,529	45,752
Deferred Taxes	23,541	16,102
Disposal of fixed asset	(331)	49
Warranty provision	3,615	1,566
Provision for contingencies	2,819	24,950
Profit sharing provision	10,886	7,395
Allowance (reversal) for doubtful debts	-	813
Minority interest	(23,381)	13,571

Decrease (increase) in assets
Clients	(429,973)	(320,539)
Properties for sale	(98,037)	58,301
Other receivables	(143,442)	128,667
Deferred selling expenses	(1,790)	(3,866)
Prepaid expenses	117	519

Decrease (increase) in liabilities
Obligations on land purchases and advances from customers	12,686	(80,743)
Taxes and contributions	7,265	(14,059)
Trade accounts payable	9,897	47,643
Salaries, payroll charges	(4,371)	3,538
Other accounts payable	138,256	(78,410)

Cash used in operating activities	(356,081)	(133,437)

Investing activities

Purchase of property and equipment and deferred charges	(10,649)	(13,089)
Restricted cash for loan guarantees	(98,998)	(29,982)
Cash used in investing activities	(109,647)	(43,071)

Financing activities

Capital increase	21,681	3,062
Follow on expenses	(9,439)	-
Capital reserve increase	18,759	-
Increase in loans and financing	136,286	930,036
Repayment of loans and financing	(148,245)	(292,999)
Assignment of credit receivables, net	32,772	3,581
Proceeds from subscription of redeemable equity interest in securitization fund	(4,314)	(10,935)
Cessão de Crédito Imobiliário - CCI	-	69,315

Net cash provided by financing activities	47,500	702,060

Net increase (decrease) in cash and cash equivalents	(418,228)	525,552
Cash and cash equivalents

At the beggining of the period	1,554,993	389,647
At the end of the period	1,136,765	915,199

Net increase (decrease) in cash and cash equivalents	(418,228)	525,552

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 17, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer